[Kilroy Realty Corporation Letterhead]

September 30, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Gowetski

Re:	Kilroy Realty, L.P.
Kilroy Realty Corporation
Registration Statement on Form S-4 (File No. 333-169117)

Ladies and Gentlemen:

Kilroy Realty, L.P. and Kilroy Realty Corporation (the “Co-Registrants”) respectfully request acceleration of their Registration Statement on Form S-4 (Registration No. 333-169117), so that such Registration Statement will be declared effective at 9:00 a.m. Eastern Standard Time on October 4, 2010 or as soon as practicable thereafter.

The Co-Registrants confirm that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Co-Registrants acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Co-Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (310) 481-8452.

Very truly yours,

KILROY REALTY, L.P.,

By:	KILROY REALTY CORPORATION its general partner

By:	/S/ HEIDI R. ROTH
Heidi R. Roth
Senior Vice President and Controller

KILROY REALTY CORPORATION,

By:	/S/ HEIDI R. ROTH
Heidi R. Roth
Senior Vice President and Controller

cc:	J. Scott Hodgkins, Esq.